MAIL STOP 4-6

      May 10, 2005

Robert Lisle
President
Assure Data, Inc.
6680 Yosemite
Dallas, Texas 75214

Re:	Assure Data, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
	File No. 333-121347

Dear Mr. Lisle,

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General
1. We refer you comment 2 of our letter of February 3, 2005. It appears that portions of your prospectus continue to refer to this transaction as a "best-efforts" offering, such as in your "Plan of Distribution" section. Please ensure that you refer to this transaction as a direct public offering or self-underwritten offering.




Use of Proceeds, page 9
2. Although you advise that disclosure has been added that the officers will pay the shortfall of the offering expenses, it does not appear that the prospectus contains this disclosure. If true, please disclose that your officers will pay the shortfall of your offering expenses or otherwise disclose how you plan to pay the offering expenses if the proceeds are inadequate to pay the expenses. If the officers will pay the shortfall of the offering proceeds, please describe the arrangements that Assure Data has with its officers. Is there an agreement with the officers? Are the officers otherwise bound to pay the offering expenses?

Description of Business, page 10

   The Primary Manner In Which We Expect to Conduct Business, page
11
3. We reissue comment 26 of our comment letter of February 3, 2005.
Explain your statement that you have obtained rights to select email listing of information technology employees and consultants.

Competition, page 12
4. Please disclose the basis for your belief that there are 2.2 million potential customers in North America and that there is no single large company with a significant share of the market.

Management`s Discussion and Analysis or Plan of Operation, page 14
5. We reissue comment 33 of our comment letter of February 3, 2005.
We note that you have had revenues in your last fiscal year ended December 31, 2003 and in the nine months ended September 30, 2004. Please revise your disclosure to include the information required by
Item 303(b) of Regulation S-B.
6. We note that you estimate that the annual cost to be a small business reporting company to be approximately $25,000. We also note that you disclose that Assure Data will have adequate financial resources to meet your financial obligations as you currently conduct business for at least twelve months. Please clarify whether you will be able to meet your financial obligations, including the annual cost to be a reporting company, for the next twelve months if you only receive nominal proceeds in this offering. Also, consider additional risk factor disclosure that addresses the additional cash needs of the company resulting from your reporting obligation.



Executive Compensation, page 17
7. You disclose in your "Certain Relationships and Related Transactions" section that Mr. Lisle was compensated $63,785 for services provided to Assure Data in 2003 and 2004. However, your executive compensation discloses "Other Annual Compensation" of $63,785 for 2003 and $16,355 for 2004. Please reconcile your disclosure. Also, to the extent that any of the "Other Annual Compensation" was received as a result of consulting services paid through Information Technology Systems, please revise to disclose this amount as "Salary" in your compensation table. Similarly, disclose the compensation Mr. Kipness received for his consulting services for services provided to Assure Data as "Salary" in the executive compensation table.
8. We note that you disclose 16,355 under "Securities Underlying Options or Warrants." You also disclose that no stock has been issued to any officer, employee or director. Please reconcile. Please also advise why you have not provided an option grant table or any disclosure regarding these securities in an option grant table.

Notes to the Financial Statements

Organization and Summary of Significant Accounting Policies

      Revenue Recognition, page F-7
9. We refer you to comment 53 of our letter of February 3, 2005. We note your revision to the revenue recognition policy description in response to our prior comment. Based on your disclosure, it appears that the monthly service fee and the initial set-up fee are recognized in accordance with SAB 104. If true, it may be helpful to include the related revenue recognition criteria considered in determining when to recognize revenue and how you determine that each of your arrangements meet those criteria. Also, supplementally explain when you begin to recognize revenue generated from refundable set-up fees and how this adheres to the guidance in SAB 104. In addition, please tell us how you considered the fact that all contracts are terminable upon 30 days notice by either party (as disclosed in your "Description of Business" section on page10) in your revenue recognition policy.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Morgan Youngwood at (202) 551-3479 or Melissa Walsh, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey
Werbitt at (202) 551-3456 with any other questions. If you need further assistance, please contact the undersigned at (202) 551-3735.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director








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Assure Data, Inc.
Form SB-2
May 10, 2005
Page 1 of 4